January 17, 2014

United States Securities and Exchange Commission
100 F Street, N.E
Mail stop 3561
Washington, D.C. 20549
Attn: David R. Humphrey, Branch Chief

Re:    Air Transport Services Group, Inc.
Form 10-K for the year ended December 31, 2012
File No. 000-50368

Ladies and Gentlemen:
We have received correspondence dated December 26, 2013 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in Form 10-K for the fiscal year ended December 31, 2012 for Air Transport Services Group, Inc. (the “Company”). Our response to the Staff’s comments is provided below. For your convenience, we have included the comments followed by the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-K, unless otherwise indicated. Capitalized terms and acronyms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-K. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for the Annual Period Ended December 31, 2012
Critical Accounting Policies and Estimates, page 36
Goodwill and Intangible Assets, page 37

SEC Comment 1:

1.
It appears the 7% excess in fair value of ATI, noted in your impairment analysis, is predicated on your expectation that CAM will successfully complete the modification of four Boeing 757 aircraft into combi configuration and one Boeing 757 aircraft to standard freighter configuration, and that ATI will deploy them over the next year. Also, you state your expectation that ATI will operate four combi aircraft for the U.S. Military, and that ATI will operate four Boeing 757 aircraft and eight Boeing 767 aircraft for DHL and other customers. In this regard, please tell us how these expectations compared to your actual results. In particular, we note that, through September 30, 2013, ACMI generated more losses than in the comparable period of the previous year. As such, please tell us whether or not such losses are consistent with the assumptions used in your impairment analysis.

Company Response to Comment 1:

The expected number of Boeing 767 and 757 aircraft deployments into revenue service versus the actual number of deployments as of September 30, 2013 is summarized below.

	Number of aircraft
	Actual	Expected	Comment
Aircraft
Boeing 757 combi	3	4	Deployments slower than expected due to FAA certification process.
Boeing 757 freighter	4	4	Final aircraft deployed later than expected.
Boeing 767 freighter	4	8	Less Military, Middle East and Asian flying than expected.

During 2013, we began to retire our four DC-8 combi aircraft and replace them with recently modified Boeing 757 combi aircraft for ATI’s long-term U.S. Military contracts. We expected to replace all of the DC-8 combi aircraft by June 2013. Deployment of the Boeing 757 combi fleet, however, has taken longer than expected. We expected to deploy all four of our Boeing 757 combi aircraft into revenue service throughout the first half of 2013, after clearing FAA approvals and completing the necessary flight crew training and transition. FAA approvals for the Boeing 757 combi aircraft and operations took longer than we had anticipated. The delay was due to additional FAA requirements combined with adverse effects of federal budget reductions on the availability of the FAA’s personnel. The first three combi aircraft were not deployed until June, July and September of 2013. The fourth and final combi aircraft is scheduled to clear FAA approvals in mid-January 2014.

The additional FAA requirements beyond our expectations included proving runs for two sets of flight crews for all flight exercises, instead of one set of crews for most exercises. For aircraft differences training, the FAA required that all flight crews complete additional ground training in multiple locations and Boeing 757 simulator sessions, in addition to computer-based training. The FAA required ATI to increase the number of trained flight attendants by 50% during operations. The turnaround time for the FAA staff to complete its review of ATI’s programs, such as the training manuals and Extended Range Twin Operations (“ETOPS”), took longer than expected due to the FAA budget cutbacks and a moratorium on FAA travel due to heightened security alerts.

The level of aircraft deployments and flights for ATI’s Boeing 767 aircraft operations did not reach the levels expected for 2013. In particular, deployments to the Middle East and Southeast Asia were less than projected. The Middle East and Southeast Asia air freight markets are developing markets that we have targeted for expansion through ACMI contracts with DHL and freight forwarders. Using cargo volumes for the U.S. Military as a base, DHL intended to grow its commercial business in these developing regions. Our revenues in these markets have been volatile and will require more time for our business partners to develop stable volumes on consistent traffic lanes.

Our operating losses from ATI during the first nine months of 2013 were more than we projected during our impairment analysis at the end of 2012. ATI revenues through September 30, 2013 were 14% less than projected, which was approximately $19.5 million less than projected. ATI’s operating losses (results before interest and income tax expenses) were approximately $14.9 million more than projected. The table below summarizes ATI's actual results versus projected results through September 2013:

	Actual versus Projection better/(worse)
	Q1	Q2	Q3YTD
Revenues	(2)%	(16)%	(14)%
Operating results in millions	($0.5)	($6.6)	($14.9)

Approximately 39% of the revenue shortfall is attributable to ATI’s Boeing 767 aircraft, while the remaining 61% of the shortfall is attributable to ATI’s Boeing 757 aircraft. As noted above, during 2013 the FAA imposed more requirements than expected for the approval of our flight crew training program and Boeing 757 airworthiness certificate. Additionally, due to the FAA budget reductions, the time span for pilot training and airworthiness approval for our Boeing 757 combi was longer than expected. As a result, our revenues and expenses were negatively impacted. ATI was unable to fly certain scheduled flights and ad hoc charters because we did not have enough appropriately trained crews or FAA-approved aircraft at the time of the flights. ATI paid approximately $3.3 million to other airlines during the first nine months of 2013 to operate flights that ATI could not operate due to delayed FAA approvals, and we incurred additional costs for flight crew training and related travel. We continued to bear the costs of the aircraft and flight crews while seeking FAA approval for the Boeing 757 combi and while anticipating additional flights in the Americas, Middle East and Southeast Asia. Additionally, the administrative functions of ATI were reorganized during 2013 and the related positions moved to Wilmington, Ohio. The move, while completed in 2013, was also temporarily delayed and resulted in over $1 million more costs than expected.

As prescribed by FASB ASC 350-20-35-30, we considered, before filing the Company’s financial statements, whether an event occurred or circumstances had changed, that would have more likely than not reduced the fair value of ATI below its carrying amount as of September 30, 2013. In accordance with FASB ASC 350-20-35-3C to 3C(g), we considered a number of factors when assessing the likelihood of an impairment of ATI’s goodwill, including the circumstances listed below.

•	In October 2013, we examined industry market multiples. The multiples were as good as or better than the multiples used during the preceding evaluation at December 31, 2012.

•
The FAA had been supportive and cooperative in reaching airworthiness approval for the Boeing 757 combi aircraft program for the Military. The FAA approval processes for the Boeing 757 combi aircraft, while longer and more costly than expected, were largely completed, with three of the four aircraft approved.

•
The U.S. Military acceptance of ATI’s recently deployed Boeing 757 combi aircraft was positive. The aircrafts’ configurations are unique and would be difficult for competitors to duplicate and replace.

•
At DHL’s request, ATI submitted a proposal in August 2013 to operate three to five additional aircraft in DHL’s American operations beginning in 2014. Annualized revenues from these deployments were projected to be $9.5 million to $15.4 million.

•
While revenues from the Middle East and Southeast Asia were less than expected, our principal customer reported positive market trends. DHL had recently inquired about adding another aircraft to the Middle East.

•	Capital spending levels at ATI were approximately $3 million less than the $22 million that was projected.

We concluded that it was more likely than not that the fair value of a ATI was not less than its carrying amount due to the temporary nature of the causes affecting the recent operating losses, combined with ATI’s continued reputation for reliable operations and strong customer relationships. It is our policy to test the ATI goodwill for impairment at the end of each calendar year by starting at “Step 1” prescribed by FASB ASC 350-20-35-4 through 8, comparing the estimated fair value of ATI to its carrying amount. Our testing will conclude in February 2014, before we file our next Form 10-K.

SEC Comment 2:

1.
It appears that your ACMI segment has incurred cumulative losses over the last 36 months. In this regard, please tell us whether or not you have any deferred tax assets associated with your ACMI segment. If so, please tell us what consideration you gave to recording a valuation allowance against such deferred tax assets. For guidance, refer to ASC 740-10-30-16 through 740-10-30-25.

Company Response to Comment 2:

We have recorded deferred tax assets associated with our ACMI segment, including NOL CF’s and temporary differences between the tax basis and GAAP reporting basis of the Company’s assets and liabilities. Deferred tax assets associated with our ACMI segment at December 31, 2012 totaled approximately $122 million and were primarily comprised of $77 million for taxable temporary differences for ABX’s pension plans and post-retirement benefits; NOL CF’s of $22 million related to ABX losses prior to 2003 and $2 million related to ATI losses in 2012. The NOL CF's begin to expire in 2024, as noted on page 64 of the Form 10-K for the fiscal year ended December 31, 2012.

We evaluate at each balance sheet date, in accordance with FASB ASC 740-10-30-2b, the need for valuation allowances for deferred tax assets that the Company may not realize. Our evaluation considers the possible sources of taxable income in accordance with FASB ASC 740-10-30-18: estimated reversal of taxable temporary differences; recent operating results; projections of future taxable income; and tax planning strategies. Under the Company’s corporate tax structure, we file a consolidated income tax return for U.S. federal income taxes that includes combined results of our ACMI segment and CAM. The Company reported taxable income in 2012 and in five of the preceding six years. In projecting future taxable income, we consider all of the Company’s existing sources, including taxable income from CAM, which has a stable revenue stream from long-term aircraft leases. Our most recent income projections indicate that the Company will utilize all of its U.S. federal NOL CF’s against taxable income over the next three years (2013 through 2015). The reversal of deferred tax assets related to ABX pension plans will occur over time as the status of the pension plans become funded. Recently higher discount rates will improve the funded status of the pension plans. The pension plans have not been accruing additional employee benefits since 2009 and the Company’s cash payments to the pension plans’ investment trust have exceed our recorded expenses under GAAP in recent years.

After considering all available evidence, both positive and negative, we concluded that it was more likely than not that all deferred tax assets stemming from U.S. federal income taxes would be realized through the reversal of taxable temporary differences or future taxable income. Accordingly, we do not have a deferred tax allowance except on certain state NOL CF’s as described on page 64 of the Form 10-K for the year ended December 31, 2012.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing. The Company recognizes that it may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosures in response to your comments will be included in future filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 366-2303, or at the Company’s address of record.

Sincerely,

/s/ Quint O. Turner
Quint O. Turner
Chief Financial Officer

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